EXHIBIT 16.1

July 20, 2004

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Gentlemen:

We have read Item 4 of the Form 8-K dated June 23, 2004, of Crown Financial Group, Inc. and are in agreement with the statements contained in the first and second paragraphs, and sub-paragraphs one and three of paragraph three.

Regarding the registrant’s statement concerning lack of internal controls to prepare reliable financial statements included in paragraph three of Item 4 of the Form 8-K dated June 23, 2004, we had considered such matters in determining the nature, timing, and extent of procedures performed in our audit of the registrant’s January 31, 2004 financial statements.

We have no basis to agree or disagree with the other statements of the registrant contained therein.

Very truly yours,

/s/ Ernst & Young LLP